SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549



                                       FORM 11-K



          (Mark One)
          [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [FEE REQUIRED]
              For the fiscal year ended December 31, 1993

                                          OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
              For the transition period from                  to


          Commission File No. 1-10410


               A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           The Promus Companies Incorporated
                              Savings and Retirement Plan


               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           The Promus Companies Incorporated
                                   1023 Cherry Road
                              Memphis, Tennessee  38117

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             ----------------------------------------


To the Trustees of The Promus Companies Incorporated
  Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of THE PROMUS COMPANIES INCORPORATED SAVINGS AND RETIREMENT PLAN as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of The Promus Companies Incorporated Savings and Retirement Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments as of December 31, 1993 (Exhibit I) and of reportable transactions for the year ended December 31, 1993 (Exhibit II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                 ARTHUR ANDERSEN & CO.







Memphis, Tennessee,
  April 25, 1994.


                                                          THE PROMUS COMPANIES INCORPORATED
                                                             SAVINGS AND RETIREMENT PLAN
                                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                  DECEMBER 31, 1993

                                   Income Diversified
                               Investment  Investment       Promus     Treasury                             Executive
                                     Fund        Fund   Stock Fund         Fund   Loan Fund    ESOP Fund    Life Fund         Total
                              ----------- ----------- ------------  -----------  ----------  ----------- ------------  ------------
                                                                                                             (Note 4)
ASSETS
Investments, at fair value
  (Notes 1 and 2)
  Guaranteed investment
    contracts                 $24,591,922 $         - $          -  $         -  $        -  $         -  $11,014,122  $ 35,606,044
  Bonds                        37,642,524           -            -            -           -            -            -    37,642,524
  Mutual funds                          -  28,323,337            -            -           -            -            -    28,323,337
  Promus common stock                   -           -  255,810,210            -           -   22,310,033            -   278,120,243
  Short-term securities                 -           -            -    8,546,564           -            -            -     8,546,564
  Temporary investments           335,282     169,352    1,166,643       39,344           -            -            -     1,710,621

Receivables
  Due from participants
    (Note 1)                            -           -            -            -  20,184,547            -            -    20,184,547
  Due from Promus                  52,049      26,290      181,109        6,108           -            -      140,529       406,085
  Due (to) from other funds    (2,284,011) (1,097,124)   3,901,984     (551,351)          -       40,859      (10,357)            -
  Contributions                         -           -            -            -           -      730,722            -       730,722
  Other                             3,432       1,733       11,941          403           -            -            -        17,509

Accrued interest and dividends    105,635           -            -            -           -            -            -       105,635
Cash                              100,743       3,678       27,132          854           -       69,147            -       201,554
                              ----------- ----------- ------------   ---------- -----------  -----------  -----------  ------------
  Total assets                 60,547,576  27,427,266  261,099,019    8,041,922  20,184,547   23,150,761   11,144,294   411,595,385
                              ----------- ----------- ------------   ---------- -----------  -----------  -----------  ------------

LIABILITIES
Advances from Promus                    -           -            -            -           -            -   (2,700,400)   (2,700,400)
Bank overdrafts                  (152,630)    (77,094)    (531,090)     (17,911)          -            -            -      (778,725)
Accrued expenses                  (21,805)    (11,014)     (75,875)      (2,559)          -            -            -      (111,253)
Accounts payable                  (14,558)     (7,352)     (50,650)      (1,707)          -            -            -       (74,267)
                              ----------- ----------- ------------   ---------- -----------  -----------  -----------  ------------
  Total liabilities              (188,993)    (95,460)    (657,615)     (22,177)          -            -   (2,700,400)   (3,664,645)
                              ----------- ----------- ------------   ---------- -----------  -----------  -----------  ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS               $60,358,583 $27,331,806 $260,441,404   $8,019,745 $20,184,547  $23,150,761  $ 8,443,894  $407,930,740
                              =========== =========== ============   ========== ===========  ===========  ===========  ============


                               The accompanying Notes to Financial Statements are an integral part of this statement.




                                                        THE PROMUS COMPANIES INCORPORATED
                                                           SAVINGS AND RETIREMENT PLAN
                                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                DECEMBER 31, 1992


                                  Income    Diversified
                              Investment     Investment       Promus     Treasury                            Executive
                                    Fund           Fund   Stock Fund         Fund   Loan Fund   ESOP Fund    Life Fund        Total
                             -----------    ----------- ------------  -----------  ---------- -----------  -----------  -----------
                                                                                                             (Note 4)
ASSETS
Investments, at fair value
  (Notes 1 and 2)
  Guaranteed investment
    contracts                $43,179,429   $          - $          - $          - $         - $         -  $12,878,272 $ 56,057,701
  Bonds                       40,630,755              -            -            -           -           -            -   40,630,755
  Mutual funds                         -     24,665,849            -            -           -           -            -   24,665,849
  Promus common stock                  -              -   79,211,275            -           -   8,979,795            -   88,191,070
  Short-term securities                -              -            -    9,101,771           -           -            -    9,101,771
  Temporary investments        2,204,276        390,629      754,005       99,928           -           -            -    3,448,838

Receivables
  Due from participants
    (Note 1)                           -              -            -            -  15,915,623           -            -   15,915,623
  Due from Promus                193,824         65,169      138,170       16,614           -           -            -      413,777
  Due (to) from other funds      208,157        (38,010)     244,576     (458,178)          -      26,080       17,375            -

Accrued interest and dividends   119,074              -            -            -           -           -            -      119,074
Cash                             224,168          3,660    1,023,517          937           -       1,453            -    1,253,735
Prepaid                            6,796          2,586        4,992          662           -           -            -       15,036
                             -----------    -----------  -----------   ---------- -----------  ----------  -----------  -----------
  Total assets                86,766,479     25,089,883   81,376,535    8,761,734  15,915,623   9,007,328   12,895,647  239,813,229
                             -----------    -----------  -----------   ---------- -----------  ----------  -----------  -----------

LIABILITIES
Advances from Promus                   -              -            -            -           -           -   (2,391,900)  (2,391,900)
Bank overdrafts                 (672,063)      (255,741)    (493,639)     (65,421)          -           -            -   (1,486,864)
Accounts payable                 (73,785)       (28,077)     (54,196)      (7,183)          -           -            -     (163,241)
Accrued expenses                 (60,750)       (23,117)     (44,621)      (5,914)          -           -            -     (134,402)
Unposted contributions           (54,000)       (20,549)     (39,664)      (5,256)          -           -            -     (119,469)
                             -----------     ----------  -----------   ---------- -----------  ----------  ----------- ------------
  Total liabilities             (860,598)      (327,484)    (632,120)     (83,774)          -           -   (2,391,900)  (4,295,876)
                             -----------     ----------  -----------   ---------- -----------  ----------  ----------- ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS              $85,905,881    $24,762,399  $80,744,415   $8,677,960 $15,915,623  $9,007,328  $10,503,747 $235,517,353
                             ===========    ===========  ===========   ========== ===========  ==========  =========== ============


                         The accompanying Notes to Financial Statements are an integral part of this statement.



                                                          THE PROMUS COMPANIES INCORPORATED
                                                             SAVINGS AND RETIREMENT PLAN
                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        FOR THE YEAR ENDED DECEMBER 31, 1993

                                  Income   Diversified
                              Investment    Investment       Promus     Treasury                            Executive
                                    Fund          Fund   Stock Fund         Fund   Loan Fund   ESOP Fund    Life Fund         Total
                             -----------   -----------  -----------  -----------  ----------  ----------  -----------  ------------
                                                                                                             (Note 4)
NET INVESTMENT INCOME
  Interest                  $  5,417,520   $    11,007  $    57,729  $     2,834 $ 1,426,920  $        -  $         -  $  6,916,010
  Dividends                            -     1,316,933            -      252,130           -           -            -     1,569,063
                            ------------   -----------  -----------  ----------- -----------  ----------  -----------  ------------
                               5,417,520     1,327,940       57,729      254,964   1,426,920           -            -     8,485,073
REALIZED GAIN ON
  INVESTMENTS
    Aggregate proceeds        13,463,687     7,069,666      766,992            -           -    1,358,871           -    22,659,216
    Aggregate cost (at
      average cost)           13,412,626     5,676,111      237,349            -           -      430,639           -    19,756,725
                            ------------   ----------- ------------  ----------- -----------   ---------- -----------  ------------
        Net realized gain         51,061     1,393,555      529,643            -           -      928,232           -     2,902,491
                            ------------   ----------- ------------  ----------- -----------  ----------- -----------  ------------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                   (372,908)    1,162.165  141,189,725            -           -   12,983,985           -   154,962,967
                            ------------   ----------- ------------  ----------- -----------  ----------- -----------  ------------
CONTRIBUTIONS
  Participants                 5,018,471     2,218,795   10,272,010      550,236           -            -           -    18,059,512
  Promus                       3,648,463     1,498,809    6,771,138      376,139           -    1,496,842           -    13,791,391
                            ------------   ----------- ------------  ----------- -----------  ----------- -----------  ------------
                               8,666,934     3,717,604   17,043,148      926,375           -    1,496,842           -    31,850,903
OTHER
  Distributions to
    participants and
    beneficiaries             (9,271,491)   (1,429,370) (12,017,273)    (447,890)          -   (1,250,746)   (641,197)  (25,057,967)
  Transfers between funds    (29,676,055)   (3,497,702)  33,131,262   (1,365,973)  2,842,004      (14,880) (1,418,656)            -
  Administrative expenses       (362,359)     (104,785)    (237,245)     (25,691)          -            -           -      (730,080)
                            ------------   ----------- ------------  -----------  ---------- ------------ -----------  ------------
NET INCREASE (DECREASE)
  IN PLAN EQUITY             (25,547,298)    2,569,407  179,696,989     (658,215)  4,268,924   14,143,433  (2,059,853)  172,413,387
PLAN EQUITY, beginning
  of period                   85,905,881    24,762,399   80,744,415    8,677,960  15,915,623    9,007,328  10,503,747   235,517,353
                            ------------   ----------- ------------  ----------- -----------  ----------- -----------  ------------
PLAN EQUITY, end of period  $ 60,358,583   $27,331,806 $260,441,404  $ 8,019,745 $20,184,547  $23,150,761 $ 8,443,894  $407,930,740
                            ============   =========== ============  =========== ===========  =========== ===========  ============


                                The accompanying Notes to Financial Statements are an integral part of this statement.

                                                        THE PROMUS COMPANIES INCORPORATED
                                                           SAVINGS AND RETIREMENT PLAN
                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      FOR THE YEAR ENDED DECEMBER 31, 1992


                                  Income   Diversified
                              Investment    Investment       Promus     Treasury                            Executive
                                    Fund          Fund   Stock Fund         Fund   Loan Fund   ESOP Fund    Life Fund         Total
                             -----------   -----------  -----------  -----------  ----------  ----------  -----------  ------------
                                                                                                             (Note 4)
NET INVESTMENT INCOME
  Interest                  $  6,753,939   $    33,880  $    62,606   $    4,570 $ 1,281,871  $        -  $         -  $  8,136,866
  Dividends                            -     1,057,141            -      191,286           -           -            -     1,248,427
                             -----------    ----------  -----------   ---------- -----------  ----------  -----------  ------------
                               6,753,939     1,091,021       62,606      195,856   1,281,871           -            -     9,385,293
                             -----------    ----------  -----------   ---------- -----------  ----------  -----------  ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds         7,900,016     3,800,686    4,637,439            -           -   1,002,695            -    17,340,836
    Aggregate cost (at
      average cost)            7,966,622     3,230,229    3,391,241            -           -   1,386,096            -    15,974,188
                             -----------    ----------  -----------   ---------- -----------  ----------  -----------  ------------
        Net realized gain
          (loss)                 (66,606)      570,457    1,246,198            -           -    (383,401)           -     1,366,648
                             -----------    ----------  -----------   ---------- -----------  ----------  -----------  ------------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                    (62,769)      170,422   45,653,992            -           -   5,875,133            -    51,636,778
                             -----------    ----------  -----------   ---------- -----------   ---------  -----------  ------------
CONTRIBUTIONS
  Participants                 7,624,265     3,050,390    4,398,142      467,414           -           -            -    15,540,211
  Promus                       5,539,659     1,855,348    3,029,986      318,768           -     351,784            -    11,095,545
                             -----------    ----------  -----------   ---------- -----------   ---------  -----------  ------------
                              13,163,924     4,905,738    7,428,128      786,182           -     351,784            -    26,635,756
OTHER
  Distributions to
    participants and
    beneficiaries            (13,376,264)   (2,755,982)  (5,939,585)    (633,300)          -    (695,190)  (1,260,347)  (24,660,668)
  Transfers between funds     (9,127,815)     (670,269)     790,005    8,353,150     569,582      (4,646)      89,993             -
  Administrative expenses       (635,920)     (158,902)    (189,435)     (23,928)          -           -            -    (1,008,185)
                             -----------    ----------  -----------   ---------- -----------   ---------  -----------  ------------
NET INCREASE (DECREASE)
  IN PLAN EQUITY              (3,351,511)    3,152,485   49,051,909    8,677,960   1,851,453   5,143,680   (1,170,354)   63,355,622
PLAN EQUITY, beginning
  of period                   89,257,392    21,609,914   31,692,506            -  14,064,170   3,863,648   11,674,101   172,161,731
                             -----------   -----------  -----------   ---------- -----------   ---------- -----------  ------------
PLAN EQUITY, end of period   $85,905,881   $24,762,399  $80,744,415   $8,677,960 $15,915,623  $9,007,328  $10,503,747  $235,517,353
                             ===========   ===========  ===========   ========== ===========  ==========  ===========  ============


                         The accompanying Notes to Financial Statements are an integral part of this statement.

                                                        THE PROMUS COMPANIES INCORPORATED
                                                           SAVINGS AND RETIREMENT PLAN
                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      FOR THE YEAR ENDED DECEMBER 31, 1991

                                   Income    Diversified
                               Investment     Investment         Promus                                    Executive
                                     Fund           Fund     Stock Fund     Loan Fund      ESOP Fund       Life Fund          Total
                             ------------    -----------    -----------   -----------     ----------     -----------   ------------
                                                                                                           (Note 4)
NET INVESTMENT INCOME
  Interest                   $  7,066,376    $         -    $         -   $ 1,176,455     $        -     $         -   $  8,242,831
  Dividends                             -      1,278,745              -             -              -               -      1,278,745
                             ------------    -----------    -----------   -----------     ----------     -----------   ------------
                                7,066,376      1,278,745              -     1,176,455              -               -      9,521,576
                             ------------    -----------    -----------   -----------     ----------     -----------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS
    Aggregate proceeds                  -         48,774      4,059,476             -        403,392               -      4,511,642
    Aggregate cost (at
      average cost)                     -         42,273      5,668,124             -        703,951               -      6,414,348
                             ------------    -----------    -----------   -----------     ----------     -----------   ------------
        Net realized gain
          (loss)                        -          6,501     (1,608,648)            -       (300,559)              -     (1,902,706)
                             ------------    -----------    -----------   -----------     ----------     -----------    ------------
UNREALIZED APPRECIATION
  OF INVESTMENTS                        -      3,653,661     12,556,652             -      1,552,887               -     17,763,200
                             ------------    -----------    -----------   -----------     ----------     -----------    ------------
CONTRIBUTIONS
  Participants                  8,626,597      1,708,468      3,438,886             -              -               -     13,773,951
  Promus                        6,409,894      1,288,631      2,580,696             -        504,557               -     10,783,778
                             ------------    -----------    -----------   -----------     ----------     -----------    ------------
                               15,036,491      2,997,099      6,019,582             -        504,557               -     24,557,729
OTHER
  Distributions to
    participants and
    beneficiaries             (14,035,845)    (1,594,613)    (3,430,859)            -       (532,509)     (1,196,628)   (20,790,454)
  Transfers between funds     (10,797,049)     2,663,807     (4,373,403)     (364,365)           281      12,870,729               -
  Administrative expenses        (715,355)      (108,984)      (206,742)            -              -               -     (1,031,081)
                             ------------    -----------    -----------   -----------     ----------     -----------   ------------
NET INCREASE (DECREASE)
  IN PLAN EQUITY               (3,445,382)     8,896,216      8,956,582       812,090      1,224,657      11,674,101     28,118,264
PLAN EQUITY, beginning
  of period                    92,702,774     12,713,698     22,735,924    13,252,080      2,638,991               -    144,043,467
                             ------------    -----------    -----------   -----------     ----------     -----------   ------------
PLAN EQUITY, end of period   $ 89,257,392    $21,609,914    $31,692,506   $14,064,170     $3,863,648     $11,674,101   $172,161,731
                             ============    ===========    ===========   ===========     ==========     ===========   ============


                             The accompanying Notes to Financial Statements are an integral part of this statement.


                THE PROMUS COMPANIES INCORPORATED
                   SAVINGS AND RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993



NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Companies Incorporated
Savings and Retirement Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan
Document for a more complete description of the Plan's provisions.

The Plan

The Plan was established by The Promus Companies Incorporated effective February 6, 1990, to include eligible employees of The Promus Companies Incorporated and its affiliates ("Promus") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code. Promus matches the first six percent of eligible participant contributions to the Plan, defined as basic contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Investment Funds

By election of a participant, his or her account balances
(contributions, Promus matching funds and accumulated earnings) can be invested in one or in a combination of two, three or four separate funds of the Plan in 10 percent units as follows:

   I. Income Investment Fund - invested in "guaranteed investment contracts" issued by major insurance companies and other financial institutions and Marinvest
        Intermediate Bond Fund.  This fund was formerly named
        Guaranteed Investment Fund;

  II. Diversified Stock Investment Fund - invested mainly in stocks through mutual funds which provide a return based on the performance of the stocks included within the mutual funds, including dividends thereon;

 III. Promus Stock Fund - invested in Promus common stock which provides a return based on the change in market value of Promus' common stock, including any dividends declared thereon; or

  IV. Treasury Fund - invested in a money market fund that invests solely in United States Treasury Department backed short-term securities issued by the United States Government. This fund was instituted by an amendment to the Plan and became available April 1, 1992.

The Plan also includes three other special purpose funds, as follows:

   V. Loan Fund - created to separately track loans to participants as provided for under the Plan. See Loans in the Summary Description of the Plan for further details.

  VI. ESOP Fund - created to account for special contributions by Promus of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made after a participant stops working for Promus.

 VII. Executive Life Fund - established during 1991 to segregate the assets and participants' equity accounts related to the investment in Executive Life Insurance
        Company's guaranteed investment contract.  See Note 4 -
        Executive Life Investment for further details.

On February 18, 1994, the Trustees of the Plan elected to add two additional investment funds. An aggressive equity fund and a bond fund will serve as additional investment options for Plan participants.

Plan Administration

The general administration of the Plan is the responsibility of the Trustees of the Plan, who are appointed by the Promus Board of Directors, and who act as the Plan Administrator. The Trustees perform the duties and exercise the authority set forth in the Plan and Trustee Agreements. The Trustees have delegated certain of their authority to individuals for purposes of day-to-day administration.

Employee Eligibility, Vesting and Termination

Employees of Promus become eligible to join the Plan on the first entry date (January 1 or July 1) following completion of 12 months during which the employee is credited with at least 1,000 hours of service. Participants vest in Promus matching contributions over seven calendar years of credited service as follows:
                                                      Vested
     Years of Credited Service                      Percentage
     -------------------------                      ----------

              One                                       10
              Two                                       20
              Three                                     30
              Four                                      40
              Five                                      60
              Six                                       80
              Seven                                    100

An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can then be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

As sponsor of the Plan, Promus, through its wholly-owned subsidiary Embassy Suites, Inc. ("Embassy"), initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed Embassy for these costs in the amounts of approximately $0.7 million, $1.0 million and $1.0 million for 1993, 1992 and 1991, respectively. Such costs are reflected as administrative expenses in the accompanying statements of changes in net assets available for plan benefits.

Participants' Contributions and Withdrawals

During 1993, participants could elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. If a non-highly compensated participant is making basic pre-tax contributions of six percent of his earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional 10% of which 8% can be pre-tax dollars. Highly compensated employees could contribute an additional 10% of after-tax dollars. Promus will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Promus contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, Promus will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings and losses on the Plan's investments.

In January 1994, the Plan made payments of approximately $5.5 million to both active and terminated participants for withdrawals, a portion of which had been requested prior to December 31, 1993.

Allocation of Forfeitures and Net Plan Income

As required by the Plan, forfeited amounts attributed to non-vested Promus matching contributions of terminated employees will not be reallocated to remaining participants for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1993 was $3.8 million. Forfeitures are allocated to active participants based upon their total basic contributions for the year. The Plan Administrator reallocated approximately $0.7 million, $0.6 million and $0.7 million of forfeited funds during 1993, 1992 and 1991, respectively.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated monthly to active participants based upon the individual's prior month-end equity balance. For purposes of calculating the realized gains or losses on investments, the Plan uses a cumulative average cost per share.

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator. This rate was changed on September 1, 1992 from 9.5% to 7.5%. The interest rate was 9.5% for 1991. Principal and interest paid by a participant are credited to the participant's account.

Reclassifications

Certain amounts for prior years have been reclassified to conform with the presentation for 1993.

NOTE 2 - VALUATION OF INVESTMENTS

Guaranteed investment contracts are stated at contract values.
Investments in securities and mutual funds are stated at market values on December 31, 1993.

Due to the volatility of the stock market, the per share value of Promus common stock has decreased from $45.75 at December 31, 1993, to $34.125 at April 25, 1994. This decrease in per share market value would result in a $190,809,255 and $16,641,090 balance in Promus common stock for the Promus Stock Fund and the ESOP Fund, respectively, if such funds were valued at April 25, 1994.

NOTE 3 - EXCESS CONTRIBUTIONS

Plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $68,000, $134,000 and $805,000 in 1993, 1992 and 1991,
respectively. These refunds were paid in accordance with Internal Revenue Code Section 401(m) which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met and Section 415 which requires annual contributions not to exceed 25% of the participant's compensation, as defined.

NOTE 4 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by Promus due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. Promus has agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. Promus has also agreed to make interest free loans to the Plan, which are to be repaid out of any amounts received under the contract, so that persons who leave or who have already left Promus' employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds. Amounts loaned to the Plan are reflected in the accompanying statements of net assets available for plan benefits as Advances from Promus.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Insurance Company ("Aurora"), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of $1,864,150 to the Plan which reduced the principal of the Executive Life contract. Of this payment, $414,829 was paid to Promus to reduce the Advances from Promus balance. The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis. On February 4, 1994, the Plan elected to participate in the rehabilitation plan offered by Aurora. This option provides for recovery of at least 77.7% of the March 31, 1991 book value. As before, Promus will pay the Plan for any deficiency between the book value and amounts ultimately received. The restructured contract matures on September 3, 1998 and is presently earning interest at approximately 5 percent.

NOTE 5 - PLAN QUALIFICATION

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated
November 19, 1992, has been received from the Internal Revenue
Service.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, Promus has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                                                       EXHIBIT I

                                          THE PROMUS COMPANIES INCORPORATED
                                             SAVINGS AND RETIREMENT PLAN
                                               SCHEDULE OF INVESTMENTS
                                               AS OF DECEMBER 31, 1993

                                                               Cost     Fair Value
                                                       ------------   ------------
      GUARANTEED INVESTMENT CONTRACTS
        Confederation Life Insurance Company           $  5,997,123   $  5,997,123
        Continental Assurance Company                     3,366,104      3,366,104
        Executive Life Insurance Company (Note)          11,014,122     11,014,122
        Hartford Life Insurance Company                   2,679,324      2,679,324
        Life Insurance Company of Georgia                 2,266,647      2,266,647
        Pan American Life Insurance Company               4,297,160      4,297,160
        Provident National Assurance Company              2,605,991      2,605,991
        Principal Mutual Life Insurance Company           3,361,673      3,361,673
        The Prudential                                       17,900         17,900
                                                       ------------   ------------
                                                         35,606,044     35,606,044
                                                       ------------   ------------
      BONDS
        Marinvest Intermediate Bond Fund                 37,925,019     37,642,524
                                                       ------------   ------------
      MUTUAL FUNDS
        State Street Bank Flagship Fund                  10,500,346     13,535,268
        CGM Mutual Fund                                  12,685,641     14,788,069
                                                       ------------   ------------
                                                         23,185,987     28,323,337
                                                       ------------   ------------
      PROMUS COMMON STOCK
        Stock Fund                                       70,301,072    255,810,210
        ESOP Fund                                         7,331,803     22,310,033
                                                       ------------   ------------
                                                         77,632,875    278,120,243
                                                       ------------   ------------
      SHORT-TERM SECURITIES
        Dreyfus Treasury Fund                             8,546,564      8,546,564
                                                       ------------   ------------

      TEMPORARY INVESTMENTS
        Fidelity Money Market Trust                       1,710,621      1,710,621
                                                       ------------   ------------
             Total investments                         $184,607,110   $389,949,333
                                                       ============   ============

      -----------

   Note - See Note 4 in the accompanying Notes to Financial Statements regarding the valuation of Executive Life Insurance Company guaranteed investment contract.

                                                                  EXHIBIT II

                                                               THE PROMUS COMPANIES INCORPORATED
                                                                  SAVINGS AND RETIREMENT PLAN
                                                              SCHEDULE OF REPORTABLE TRANSACTIONS
                                                             FOR THE YEAR ENDED DECEMBER 31, 1993
                                                                                                   Current
                                                                                                  Value of
                                                                                   Cost of       Assets on
                                                  Purchase         Selling          Assets     Transaction        Gain
                Description                          Price           Price            Sold            Date       (Loss)
  -----------------------------------------    -----------     -----------     -----------     -----------  ----------
  Fidelity Money Market Trust -
    Purchases                                  $80,587,180     $         -     $         -     $         -  $        -
    Sales                                                -      82,325,397      82,325,397      82,325,397           -
  Marinvest Intermediate Bond Fund -
    Purchases                                   10,797,302               -               -               -           -
    Sales                                                -      13,463,687      13,412,626      13,463,687      51,061
  Promus Common Stock -
    Purchases                                   36,423,189               -               -               -           -
    Sales                                                -       2,125,863         667,988       2,125,863   1,457,875

                       Signature
                       ---------



Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             THE PROMUS COMPANIES INCORPORATED
                             SAVINGS AND RETIREMENT PLAN




June 2, 1994
                             Michael N. Regan
                             Authorized Trustee of the Plan and
                             Vice President and Controller of
                             The Promus Companies Incorporated

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated April 25, 1994, included in this Form 11-K for the year ended December
31, 1993 into Promus' previously filed Registration
Statement File No. 33-32865.





                                 ARTHUR ANDERSEN & CO.



Memphis, Tennessee,
June 2, 1994.